Exhibit 99.1

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company
Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55
Company Registry (NIRE): 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

1.                                     Date, Time and Place: The Board of Directors’ Meeting of Suzano Papel e Celulose S.A. (“Company”) convened on February 14, 2019, at 11:00 a.m., at the branch office located at Avenida Brigadeiro Faria Lima, 1355, 8º andar, in the City of São Paulo, State of São Paulo.

2.                                     Attendance: the following Directors attended the meeting: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Antonio de Souza Corrêa Meyer (Director), Jorge Feffer (Director), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director) and Rodrigo Kede de Freitas Lima (Director).

3.                                     Chairman and Secretary: David Feffer presided over the Meeting and Vitor Tumonis acted as secretary.

4.                                     Agenda: (4.1.) the approval of the contracting, by Suzano Pulp and Paper Europe S.A. (“Suzano Europe”) and/or Suzano Austria GmbH (“Suzano Austria”), subsidiaries of the Company (or by any other subsidiary of the Company, at the discretion of the Executive Board), of a revolving credit facility in the international market from certain financial institutions, in the amount of five hundred million U.S. dollars (US$ 500,000,000.00), with an initial term of five (5) years, with the possibility of requesting the extension of such term on two (2) occasions, for an additional period of one (1) year upon each request (“RCF”), as well as the execution of all related documents required to formalize the RCF, including, but  not limited to, the Export Prepayment Revolving Credit Facility Agreement; (4.2.)  the granting, by the Company and its subsidiaries Suzano Trading Ltd. (“Suzano Trading”) and Fibria Celulosa S. A. (“Fibria”), of a guarantee of the full and timely payment of all obligations assumed by Suzano Europe and by Suzano Austria in connection with the RCF; (4.3.) the granting, by Suzano Europe, by Suzano Austria, by Suzano Trading and by the Company, of the fiduciary assignment of the receivables from the purchase and sale agreements of export products entered into in connection with the RCF; (4.4.) the authorization and delegation of powers to the Executive Board of the Company to perform all of the connected, correlated and/or complementary acts that come to be required and/or convenient for executing the decisions described in the previous items, if duly approved; and (4.5) the ratification of all acts performed by the Company’s management related to the above matters.

5.                                     Minutes in Summary Form: the directors unanimously approved the drawing up of these minutes in summary form.

6.                                     Resolutions: the Directors, unanimously and without restrictions:

6.1                              Approved the contracting, by Suzano Europe and by Suzano Austria, of the RCF form certain financial institutions, with the following key conditions:

(i)                          Total gross amount: up to five hundred million U.S. dollars (US$500,000,000.00);

(ii)                      Term: five (5) years with the possibility of extending the term to seven (7) years;

(iii)                  Average cost of maintaining the RCF: 0.38% per annum; and

(iv)                   Remuneration (in the event of withdrawal): Libor+ 100 bps.

6.2                              Approved the granting, by the Company and by its subsidiaries Suzano Trading and Fibria, of a guarantee of the full and timely payment of all obligations assumed by Suzano Europe and by Suzano Austria in connection with the RCF;

6.3                              Approved the granting, by Suzano Europe, by Suzano Austria and by the Company, of the fiduciary assignment of the receivables from the purchase and sale agreements of export products entered into in connection with the RCF, to guarantee the obligations assumed by Suzano Austria and Suzano Europe in the RCF;

6.4                              Authorized, in accordance with the bylaws of the Company, the Board of Executive Officers of the Company to practice any and all acts required or convenient for executing the above resolutions, including, but not limited to (i) discussing, negotiating and defining the terms and conditions of said agreement not established in this resolution; and (ii) entering into the agreement for the RCF with the financial institutions, as well as any other correlated agreements and/or instruments and any amendments related to the RCF.

6.5                              Ratified all acts that have been performed by the Company’s management related to the above matters.

7.                                     Closure: There being no further business to discuss, the Meeting was closed. The minutes of the Meeting were drafted, read and approved by all Audit Board members present. Signatures.  Presiding: David Feffer - Chairman; Vitor Tumonis — Secretary.  Directors: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Antonio de Souza Corrêa Meyer (Director), Jorge Feffer (Director), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director) and Rodrigo Kede de Freitas Lima (Director).

This is a true copy of the original minutes drawn up in the Company’s records.

São Paulo, SP, February 14, 2019

Vitor Tumonis
Secretary